FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of May

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes  No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-   ).

HSBC HOLDINGS PLC
1Q 2019 EARNINGS RELEASE
AUDIO WEBCAST AND CONFERENCE CALL

There will be an audio webcast presentation and conference call today for investors and analysts. The speaker will be Ewen Stevenson, Group Chief Financial Officer.

A copy of the presentation to investors and analysts is attached and is also available to view and download athttps://www.hsbc.com/investors/results-and-announcements/all-reporting/group'. Full details of how to access the conference call appear below and details of how to access the webcast can also be found atwww.hsbc.com/investors/results-and-announcements.

Time: 7.30am (London); 2.30pm (Hong Kong); and 2.30am (New York).

Conference call access numbers:
Restrictions may exist when accessing freephone/toll-free numbers using a mobile telephone.

Passcode: HSBC
	Toll-free	Toll
UK	0808 238 1616	0844 822 8904
US	1 866 551 9263	+1 917 382 4013
Hong Kong	800 967 131	5808 0001
International		+44 207 192 8727

Replay access details from 3 May 2019 12.45 BST - 3 June 2019 12.45 BST

Passcode: 9518108

	Toll-free	Toll
UK	0808 238 0667	0844 571 8951
US	1 917 677 7532
Hong Kong	5808 5596
International	+44 333 300 9785

Note to editors:

HSBC Holdings plc
HSBC Holdings plc, the parent company of HSBC, is headquartered in London. HSBC serves customers worldwide from offices in 66 countries and territories in our geographical regions: Europe, Asia, North America, Latin America, and Middle East and North Africa. With assets of US$2,659bn at 31 March 2019, HSBC is one of the world's largest banking and financial services organisations.

Click on, or paste the following link into your web browser, to view the associated PDF document.

http://www.rns-pdf.londonstockexchange.com/rns/9596X_1-2019-5-2.pdf ends/all

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

By:
Name: Ben J S Mathews
Title: Group Company Secretary

Date: 03 May 2019